

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Mr. David J. Oakes
Chief Financial Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

>   **Re: DDR Corp.**
>   **Form 10-K for year ended December 31, 2013**
>   **Filed on February 28, 2014**
>   **File No. 001-11690**

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2. Investments in and Advances to Joint Ventures, page F-17

1.   We note you have fully reserved certain amounts receivable from joint ventures. Please tell us how you accounted for these reserved amounts. Your response should address if you accounted for these reserved amounts as capital transactions in accordance with paragraph 2 of ASC 470-50-40.

Form 10-K/A for the year ended December 31, 2013

Exhibit 99.1

2.   We note you provided Rule 3-09 financial statements for DDRM Properties LLC in your Form 10-K/A for the year ended December 31, 2012 filed on March 19, 2013; specifically, we noted that you provided audited financial statements for the year ended December 31, 2012 and unaudited financial statements for the years ended December 31, 2011 or 2010. We note you continue to provide Rule 3-09 financial statements for DDRM Properties LLC in your Form 10-K/A for the year ended December 31, 2013 filed on March 20, 2014; specifically, we noted that you provided audited financial statements for the year ended December 31, 2013 and unaudited financial statements for the years ended December 31, 2012 or 2011. Please tell us how you determined it was not necessary to continue to provide audited financial statements as of and for the year ended December 31, 2012. Please refer to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief